Exhibit 99.4

Bookham Technology plc

12 March 2004

Oxfordshire, UK – 12 March 2004:  Bookham Technology plc announces that on 11 March 2004 it received notification from Aviva plc (formerly CGNU plc) (“Aviva”) that, following a change in the issued share capital of the company, its subsidiary Morley Fund Management Limited is now interested in 17,026,213 ordinary shares, representing approximately 5.75% of the current issued share capital of the Company.